Exhibit 99.1

Bona Film Group Secures RMB80 Million Credit Facility

from Shanghai Pudong Development Bank

BEIJING — December 2, 2013 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that Bona Film Group Co., Ltd. (PRC) has entered into a master credit line agreement with Shanghai Pudong Development Bank Co., Ltd., a premier nationwide commercial bank in China. Pursuant to this agreement, Shanghai Pudong Development Bank has agreed to provide a revolving credit line in the amount of RMB80 million (approximately US$13.0 million) for a term of three years. The credit line will be used to fund the continued expansion of the Company’s movie theater business.

“We are pleased to add Shanghai Pudong Development Bank to the group of first-rate financial institutions who have partnered with Bona in our pursuit to become China’s largest non-state owned film producer, distributor and exhibitor,” said Mr. Yu Dong, Founder, Chairman and CEO of Bona. “Our theater business has been a strong contributor to Bona’s success in 2013, and it is a key component to the longer term growth strategy of the Company. At the end of this year, we will have a total of 21 theaters with 173 screens in operation and seven new theaters under construction. In the first half of 2014, we expect to open four to five additional theaters. We expect this credit facility to support our growth plans in these areas, and we appreciate the support of Shanghai Pudong Development Bank and their confidence in Bona.”

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-one movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at

http://www.globenewswire.com/newsroom/prs/?pkgid=8412

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Ms. Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Kathy Price
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com